                                                            OMB APPROVAL
                                                          OMB No. 3235-0145
                                                      Expires September 30, 1988





                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                  -----------------------------------------

                        U.S. Franchise Systems, Inc.
                  -----------------------------------------
                               (Name of Issuer)

                            Class A Common Stock
                  -----------------------------------------
                       (Title of Class of Securities)

                                  902956101
                  -----------------------------------------
                               (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    (Continued on the following page(s))




                              Page 1 of 6 Pages

-----------------------                                        -----------------
CUSIP No.    902956101                                         Page 2 of 5 Pages
                                       13G
-----------------------                                        -----------------

-------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                        Neal K. Aronson

-------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------------------------
      3       SEC USE ONLY


-------------------------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OF ORGANIZATION


                       U.S.A.
-------------------------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
      NUMBER OF

        SHARES                 942,440 (Please see page 6, Exhibit A)
                   ------------------------------------------------------------------------------
     BENEFICIALLY  6    SHARED VOTING POWER

       OWNED BY                -0-
                   ------------------------------------------------------------------------------
         EACH      7    SOLE DISPOSITIVE POWER

      REPORTING                589,865
                   ------------------------------------------------------------------------------
        PERSON     8    SHARED DISPOSITIVE POWER

         WITH                  -0-
-------------------------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       942,440 (Please see page 6, Exhibit A)
-------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       10.5% (Total Class A Common shares outstanding 2/12/97 = 9,872,476)
-------------------------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
-------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

Item 1(a).     Name of Issuer.

               U.S. Franchise Systems, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               13 Corporate Square, Suite 250, Atlanta, Georgia 30329

Item 2(a).     Name of Person Filing.

               Neal Keith Aronson

Item 2(b).     Address of Principal Business Office or, if none, Residence.

               U.S. Franchise Systems, Inc.
               13 Corporate Square, Suite 250
               Atlanta, Georgia 30329

Item 2(c).     Citizenship.

               USA

Item 2(d).     Title of Class of Securities.

               Class A Common Stock

Item 2(e).     CUSIP Number.

               902956101

Item 3.        If this statement is filed pursuant to Rule 13d-1(b), or 13d-2
               (b), check whether the person filing is a:

               Not applicable.

Item 4(a).     Amount Beneficially Owned as of December 31, 1996.

               942,440 (Please see page 6, Exhibit A)

Item 4(b).     Percent of Class.

               10.5% (942,440 of 9,872,476 total Class A outstanding as of February 12, 1997)

Item 4(c).     Number of Shares as to Which Such Person has:

               (i) sole power to vote or to direct the vote: 942,440 (Please see Exhibit A, page 6)


                              Page 3 of 6 Pages

               (ii)   shared power to vote or to direct the vote: 0
               (iii)  sole power to dispose or to direct the disposition of:
                      589,865
               (iv)   shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                              Page 4 of 6 Pages

                                  SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 1997                         /s/ Neal K. Aronson
      ---------------------------              ---------------------------------
                                               Neal K. Aronson, Executive Vice
                                               President and Chief Financial
                                               Officer
















                              Page 5 of 6 Pages

                                  EXHIBIT A

             Breakdown of 942,440 Shares of Class A Common Stock
                           Voted by Neal K. Aronson

--------------------------------------------------------------------------------



589,865 restricted shares owned directly by Mr. Aronson.

109,234 restricted shares which have been reallocated to other members of management which are voted in the same manner as Mr. Aronson votes his restricted shares. Mr. Aronson disclaims beneficial ownership of these shares.

243,341 unrestricted shares which have been reallocated to other members of management which are voted in the same manner as Mr. Aronson votes his unrestricted shares. Mr. Aronson disclaims beneficial ownership of these shares.

Total = 942,440 = 10.5%








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